UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

 REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2016

Commission File Number 001-36487

Atlantica Yield plc
(Exact name of Registrant as Specified in its Charter)

Not Applicable
(Translation of Registrant’s name into English)

Great West House, GW1, 17th floor
Great West Road
Brentford, TW8 9DF
United Kingdom
Tel.: +44 20 7098 4384

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

    ☒  Form 20-F            ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Atlantica Yield Reports Second Quarter 2016 Financial Results

•	Revenue for the first six months of 2016 reached $467.7 million, a 52% increase compared to the same period of the previous year

•	Further Adjusted EBITDA including unconsolidated affiliates increased by 37% to $362.5 million for the first six months of 2016 compared to the same period in the previous year

•	Operating Cash Flow increased by 49% to $117.8 million for the first six months of 2016

•	In the second quarter, Cash Available For Distribution (“CAFD”) amounted to $39.6 million, on track to meet guidance for the year

•	Progress made in gaining autonomy from our sponsor and managing sponsor related risks

•	Dividend reinstated with a dividend of $0.29 per share declared

•	Acquisition of a 1 MW solar PV plant in Spain, for a total consideration of $3.2 million and an expected CAFD acquisition yield and acquisition IRR of 12%

First Half 2016 Results

August 5th, 2016 – Atlantica Yield (“ABY”), the sustainable total return company that owns a diversified portfolio of contracted assets in the energy and environment sectors, reported another period of excellent operating results. Revenues for the first six months of 2016 amounted to $467.7 million, representing a 52% increase from the comparable period of 2015 and Further Adjusted EBITDA, including unconsolidated affiliates, amounted to $362.5 million, a 37% increase compared with the same period of the previous year.

Operating Cash Flow increased by 49% compared to the same period of the previous year and reached $117.8 million. CAFD for the second quarter of 2016 amounted to $39.6 million, more than double the CAFD for the first quarter. With this, CAFD for the first half of the year, including the impact of a partial refinancing of ATN2, reached $58.3 million. According to our estimates, CAFD in the first half of the year should represent between 20% and 40% of the total for an average year, therefore we believe that we are on track to meet guidance for the year.

Highlights

	Six-month period ended June 30,
(in thousands of U.S. dollars)	2016	2015
Revenue	467,678	308,569
Further Adjusted EBITDA incl. unconsolidated affiliates[1]	362,524	264,786
CAFD[2]	58,343	83,095

[1]
Further Adjusted EBITDA includes our share in EBITDA of unconsolidated affiliates and the dividend from our preferred equity investment in Brazil for the six-month period ended June 30, 2015 (see reconciliation on page 12).

[2]	CAFD includes a one-time impact of a partial refinancing of ATN2 that took place in the first quarter of 2016.

Key Performance Indicators

	Six-month period ended June 30,
	2016	2015
Renewable energy
MW in operation[3]	1,441	1,241
GWh produced	1,488	1,083
Conventional power
MW in operation[3]	300	300
GWh produced[4]	1,150	1,223
Electrical availability[4],5 (%)	95.0%	101.8%
Electric transmission lines
Miles in operation	1,099	1,099
Availability[5](%)	99.9%	99.9%
Water
Capacity (Mft/day)[3]	10.5	10.5
Availability[5] (%)	102.1%	100.7%

Segment Results

(in thousands of U.S. dollars)	Six-month period ended June 30,
	2016	2015
Revenue by Geography
North America	$165,848	$150,157
South America	57,981	50,632
EMEA	243,849	107,780
Total revenue	$467,678	$308,569

Further Adjusted EBITDA incl. unconsolidated affiliates by Geography
North America	$141,171	$137,297
South America	48,057	51,623
EMEA	173,296	75,866
Total Further Adjusted EBITDA incl. unconsolidated affiliates	$362,524	$264,786

[3]	Represents total installed capacity in assets owned at the end of the period, regardless of our percentage of ownership in each of the assets.
[4]	Conventional production and availability were impacted by a periodic scheduled major maintenance in February 2016.
[5]	Availability refers to actual availability divided by contracted availability.

(in thousands of U.S. dollars)	Six-month period ended June 30,
	2016	2015
Revenue by business sector
Renewable energy	$342,413	$193,427
Conventional power	65,468	65,339
Electric transmission lines	46,912	39,238
Water	12,885	10,565
Total revenue	$467,678	$308,569

Further Adjusted EBITDA incl. unconsolidated affiliates by business sector
Renewable energy	$257,422	$159,164
Conventional power	53,734	53,319
Electric transmission lines	39,359	41,855
Water	12,009	10,448
Total Further Adjusted EBITDA incl. unconsolidated affiliates	$362,524	$264,786

During the second quarter of 2016 our portfolio performed steadily in line with expectations. In Solana, we continued to implement the scheduled improvements needed at the plant. Mojave exceeded expectations in the second quarter. Kaxu, our youngest asset, also outperformed our forecast for the quarter.  In Spain, our portfolio of solar assets continued to show solid operational performance; although revenues were slightly affected by lower radiation and lower than expected electricity prices in the wholesale market. In Spain, approximately 15% of our revenues have exposure to the price of electricity. Finally, our wind assets in Uruguay showed stable operating results, although wind continued to be lower than expected this year.

Our Conventional power generating facility in Mexico continues to show excellent performance and exceeded its contractual targets again. Finally, in our Transmission Line and Water segments, our assets comfortably achieved forecasted availability levels.

Liquidity and Debt

As of June 30, 2016, consolidated cash and cash equivalents amounted to $554.6 million, of which $84.9 million was cash available at the Atlantica Yield corporate level. In addition, short-term financial investments at the project level amounted to $80.0 million. As a result, total liquidity including short-term financial investments amounted to $634.6 million as of June 30, 2016.

As of June 30, 2016, net project debt and net corporate debt amounted to $5,042.4 million and $581.4 million, respectively. Net corporate debt / CAFD pre-corporate debt service ratio6 is at 2.7x, below our communicated internal target of 3x.

Continued progress on Key Initiatives

During the quarter, we progressed in back-office separation from our sponsor. We completed the transfer of support function employees and we terminated the support services agreement which was in place. In addition, the split in IT systems continues to progress at good pace and is expected to be completed by the end of the year.

With respect to risks arising from our sponsor’s situation, we have obtained waivers or forbearances for Cadonal in relation to cross-default provisions and 3 additional assets in relation to the minimum ownership provisions. We continue negotiations with the lenders of our project financing agreements to obtain further waivers and forbearances.

Dividend reinstated

On August 3 our Board of Directors approved a dividend of $0.29 per share expected to be paid on or about September 15, 2016 to shareholders of record as of August 31, 2016. The amount declared is the sum of $0.145 per share corresponding to the first quarter of 2016 and $0.145 per share corresponding to the second quarter of 2016. Considering the current status of waivers and forbearances on cross-default and minimum ownership provisions, the Board continues to be prudent and has decided to use the lower range of guidance and to approve a dividend for the proportional part of assets that do not require any waiver or forbearances. We expect to review upcoming quarterly dividends as we secure additional waivers and forbearances.

[6]	Based on mid-point of guidance range for CAFD for 2016.

Acquisition of a 1 MW solar PV plant in Spain

On August 2, we closed the acquisition of a 1MW solar PV plant in Spain for a total consideration of $3.2 million. We expect the acquisition to have an equity and project IRR of 12% and an average acquisition CAFD yield of 12% as well, considering the average yearly CAFD that we expect the asset to generate. The acquisition was closed under our ROFO agreement with Abengoa S.A. The asset is adjacent to two of our existing facilities.

Details of the Results Presentation Conference

Atlantica Yield’s CEO, Santiago Seage, and its CFO, Francisco Martinez-Davis, will hold a conference call today, August 5th, at 8:30 am EST.

In order to access the conference call participants should dial:  +1 855 402 7764 (US) / +44 (0) 207 107 0685 (UK).  A live webcast of the conference call will be available on Atlantica Yield's website. Please visit the website at least 15 minutes earlier in order to register for the live webcast and download any necessary audio software.

Forward-Looking Statements

This news release contains forward-looking statements. These forward-looking statements include, but are not limited to, all statements other than statements of historical facts contained in this prospectus, including, without limitation, those regarding our future financial position and results of operations, our strategy, plans, objectives, goals and targets, future developments in the markets in which we operate or are seeking to operate or anticipated regulatory changes in the markets in which we operate or intend to operate. In some cases, you can identify forward-looking statements by terminology such as “aim,” “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “forecast,” “guidance,” “intend,” “is likely to,” “may,” “plan,” “potential,” “predict,” “projected,” “should” or “will” or the negative of such terms or other similar expressions or terminology. By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. Our actual results of operations, financial condition and the development of events may differ materially from (and be more negative than) those made in, or suggested by, the forward-looking statements.

Factors that could cause actual results to differ materially from those contemplated above include, among others, general economic conditions, changes in government expenditure budgets, challenges in making acquisitions, changes in public support of renewable energy, weather conditions, legal challenges to regulations, changes to subsidies and incentives that support renewable energy sources, government regulations, the volatility of energy and fuel prices, counterparty credit risk, failure of customers to perform under contracts, our ability to enter into new contracts as existing contracts expire, reliance on third-party contractors and suppliers, failure of newly constructed assets to perform as expected, failure to receive dividends from assets, changes in our tax position, unanticipated outages at our generation facilities, the condition of capital markets generally and for yieldcos in particular our ability to access capital markets, adverse results in current and future litigation, developments at Abengoa, S.A. and our ability to maintain and grow our quarterly dividends. Furthermore, any dividends are subject to available capital, market conditions, and compliance with associated laws and regulations. These factors should be considered in connection with information regarding risks and uncertainties that may affect Atlantica Yield’s future results included in Atlantica Yield’s filings with the U.S. Securities and Exchange Commission at www.sec.gov.

Atlantica Yield undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or developments or otherwise.

Non-GAAP Financial Measures We present non-GAAP financial measures because we believe that they and other similar measures are widely used by certain investors, securities analysts and other interested parties as supplemental measures of performance and liquidity. The non-GAAP financial measures may not be comparable to other similarly titled measures of other companies and have limitations as analytical tools and should not be considered in isolation or as a substitute for analysis of our operating results as reported under IFRS as issued by the IASB. Non-GAAP financial measures and ratios are not measurements of our performance or liquidity under IFRS as issued by the IASB and should not be considered as alternatives to operating profit or profit for the year or any other performance measures derived in accordance with IFRS as issued by the IASB or any other generally accepted accounting principles or as alternatives to cash flow from operating, investing or financing activities.

Consolidated Statements of Operations

(Amounts in thousands of U.S. dollars)

	For the three-month period ended June 30,		For the six-month period ended June 30,
	2016	2015	2016	2015
Revenue	$261,302	$190,265	$467,678	$308,569
Other operating income	15,615	18,304	30,440	36,376
Raw materials and consumables used	(10,226)	(5,796)	(17,601)	(10,345)
Employee benefit expenses	(3,595)	(1,223)	(5,849)	(1,794)
Depreciation, amortization, and impairment charges	(78,343)	(58,095)	(155,503)	(110,350)
Other operating expenses	(57,645)	(48,170)	(116,669)	(84,318)
Operating profit/(loss)	$127,109	$95,283	$202,496	$138,137
Financial income	797	2,878	864	3,517
Financial expense	(103,681)	(73,093)	(202,530)	(136,285)
Net exchange differences	(704)	(319)	(3,273)	(1,473)
Other financial income/(expense), net	(993)	1,337	(3,183)	4,331
Financial expense, net	$(104,581)	$(69,197)	$(208,122)	$(129,910)
Share of profit/(loss) of associates carried under the equity method	1,429	2,058	3,343	3,342
Profit/(loss) before income tax	$23,956	$28,143	$(2,283)	$11,569
Income tax	(19,762)	(10,304)	(16,163)	(6,428)
Profit/(loss) for the period	$4,194	$17,839	$(18,446)	$5,141
Loss/(profit) attributable to non-controlling interests	(1,544)	(3,958)	(4,911)	(5,814)
Profit/(loss) for the period attributable to the Company	$2,649	$12,881	$(23,357)	$(673)
Weighted average number of ordinary shares outstanding (thousands)	100,217	90,442	100,217	85,279
Basic earnings per share attributable to Abengoa Yield plc (U.S. dollar per share)	$0.03	$0.14	$(0.23)	$(0.01)

Consolidated Statement of Financial Position

(Amounts in thousands of U.S. dollars)

Assets	As of June 30, 2016	As of Dec. 31, 2015
Non-current assets
Contracted concessional assets	$9,249,765	$9,300,897
Investments carried under the equity method	52,255	56,181
Financial investments	90,103	93,791
Deferred tax assets	206,294	191,314
Total non-current assets	$9,598,417	$9,642,183
Current assets
Inventories	14,690	14,913
Clients and other receivables	253,533	197,308
Financial investments	222,191	221,358
Cash and cash equivalents	554,561	514,712
Total current assets	$1,044,975	$948,291
Total assets	$10,643,392	$10,590,474

Equity and liabilities
Share capital	$10,022	$10,022
Parent company reserves	2,313,855	2,313,855
Other reserves	(11,492)	24,831
Accumulated currency translation differences	(82,409)	(109,582)
Retained Earnings	(383,912)	(356,524)
Non-controlling interest	122,884	140,899
Total equity	$1,968,948	$2,023,501
Non-current liabilities
Long-term corporate debt	662,990	661,341
Long-term project debt	3,582,172	3,574,464
Grants and other liabilities	1,629,720	1,646,748
Related parties	115,421	126,860
Derivative liabilities	444,321	385,095
Deferred tax liabilities	96,669	79,654
Total non-current liabilities	$6,531,293	$6,474,162
Current liabilities
Short-term corporate debt	3,268	3,153
Short-term project debt	1,929,906	1,896,205
Trade payables and other current liabilities	190,237	178,217
Income and other tax payables	19,740	15,236
Total current liabilities	$2,143,151	$2,092,811
Total equity and liabilities	$10,643,392	$10,590,474

Consolidated Cash Flow Statements

(Amounts in thousands of U.S. dollars)

	For the three-month period ended June 30,		For the six-month period ended June 30,
	2016	2015	2016	2015
Profit/(loss) for the period	4,194	17,839	(18,446)	5,141
Financial expense and non-monetary adjustments	187,991	116,079	342,253	206,103
Profit for the period adjusted by financial expense and non-monetary adjustments	$192,185	$133,918	$323,807	$211,244

Variations in working capital	(21,450)	21,037	(40,960)	379
Net interest and income tax paid	(137,372)	(113,023)	(164,985)	(132,314)
Net cash provided by/(used in) operating activities	$33,363	$41,932	$117,862	$79,309

Investment in contracted concessional assets	(813)	(83,976)	(5,851)	(93,170)
Other non-current assets/liabilities	13,057	3,143	(2,557)	3,143
Investments in entities under the equity method	4,984	-	4,984	-
Acquisitions of subsidiaries	-	(399,817)	(19,071)	(481,845)
Net cash used in investing activities	$17,228	$(480,650)	$(22,495)	$(571,872)

Net cash provided by/(used in) financing activities	$(63,110)	$693,561	$(62,471)	$674,960

Net increase/(decrease) in cash and cash equivalents	$(12,519)	$254,843	$32,896	$182,397
Cash and cash equivalents at beginning of the period	574,788	267,442	514,712	354,154
Translation differences in cash or cash equivalent	(7,708)	5,879	6,953	(8,387)
Cash and cash equivalents at end of the period	$554,561	$528,164	$554,561	$528,164

Reconciliation of Further Adjusted EBITDA including unconsolidated affiliates to Profit/(loss) for the period attributable to the Company

(in thousands of U.S. dollars)	For the three-month period ended June 30,		For the six-month period ended June 30,
	2016	2015	2016	2015
Profit/(loss) for the period attributable to the Company	$2,649	$13,881	$(23,357)	$(673)
Profit attributable to non-controlling interest	1,545	3,958	4,911	5,814
Income tax	19,762	10,304	16,163	6,428
Share of loss/(profit) of associates carried under the equity method	(1,428)	(2,058)	(3,343)	(3,342)
Financial expense, net	104,581	69,197	208,122	129,910
Operating profit	$127,109	$95,282	$202,496	$138,137
Depreciation, amortization, and impairment charges	78,343	58,096	155,503	110,350
Dividend from exchangeable preferred equity investment in ACBH	-	4,600	-	9,200
Further Adjusted EBITDA	$205,452	$157,978	$357,999	$257,687
Atlantica Yield’s pro-rata share of EBITDA from Unconsolidated Affiliates	2,193	1,622	4,525	7,099
Further Adjusted EBITDA including unconsolidated affiliates	$207,645	$159,600	$362,524	$264,786

Reconciliation of Further Adjusted EBITDA including unconsolidated affiliates to net cash provided by operating activities

(in thousands of U.S. dollars)	For the three-month period ended June 30,		For the six-month period ended June 30,
	2016	2015	2016	2015
Further Adjusted EBITDA including unconsolidated affiliates	$207,645	$159,600	$362,524	$264,786
Atlantica Yield’s pro-rata share of EBITDA from unconsolidated affiliates	(2,193)	(1,622)	(4,525)	(7,099)
Further Adjusted EBITDA	$205,452	$157,978	$357,999	$257,687
Net interest and income tax paid	(137,372)	(113,023)	(164,985)	(132,314)
Variations in working capital	(21,450)	21,037	(40,960)	379
Other non-cash adjustments and other	(13,268)	(24,060)	(34,192)	(46,443)
Net cash provided by operating activities	$33,363	$41,932	$117,862	$79,309

Cash Available For Distribution Reconciliation

(in thousands of U.S. dollars)	For the three-month period ended June 30,		For the six-month period ended June 30,
	2016	2015	2016	2015
Further Adjusted EBITDA including unconsolidated affiliates	$207,645	$159,600	$362,524	$264,786
Atlantica Yield’s pro-rata share of EBITDA from unconsolidated affiliates	(2,193)	(1,622)	(4,525)	(7,099)
Dividends from equity method investments	4,984	-	4,984	-
Non-monetary items	(12,563)	(23,741)	(30,919)	(44,970)
Interest and income tax paid	(137,372)	(113,023)	(164,985)	(132,314)
Principal amortization of indebtedness	(53,851)	(41,873)	(68,105)	(50,663)
Deposits into/ withdrawals from restricted accounts	12,291	(3,121)	(21,864)	(3,331)
Change in non-restricted cash at project level	59,969	43,859	18,879	60,114
Dividends paid to non-controlling interests	(5,479)	-	(5,479)	-
Changes in other assets and liabilities	(33,824)	24,516	(47,060)	(3,428)
ATN2 refinancing	-	-	14,893	-
Cash Available For Distribution[7]	$39,607	$44,595	$58,343	$83,095

[7]	Cash Available For Distribution includes a one-time impact of the refinancing of ATN2 for the three-month period ended March 31, 2016 and in the six-month period ended June 30, 2016.

About Atlantica Yield

Atlantica Yield plc is a total return company that owns a diversified portfolio of contracted renewable energy, power generation, electric transmission and water assets in North & South America, and certain markets in EMEA (www.atlanticayield.com).

Chief Financial Officer Francisco Martinez-Davis E ir@atlanticayield.com	Investor Relations & Communication Leire Perez E ir@atlanticayield.com T +44 20 3499 0465

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ATLANTICA YIELD PLC

Date: August 5, 2014	By:	/s/ Santiago Seage
Name: Santiago Seage
Title: Chief Executive Officer